

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 9, 2007

Mr. Brian R. Jones
Treasurer and Chief Financial Officer
CKX Lands, Inc.
751 Bayou Pines East, Suite C
Lake Charles, Louisiana 70601

> **Re:** **CKX Lands, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 1-31905**

Dear Mr. Jones:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant